



06050429



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-42147

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2005 AND ENDING 9/30/2006

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highland Financial, LTD

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

915 Menoher Boulevard, Suite A

(No. and Street)

Johnstown   PA   15905

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon D. Smith   (814) 536-3000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wessel & Company

(Name – if individual, state last, first, middle name)

215 Main Street   Johnstown   PA   15901

(Address)   (City)   (State)   (Zip Code)

PROCESSED

DEC 28 2006

THOMSON

FINANCIAL

SECURITIES AND EXCHANGE COMMISSION

RECEIVED

NOV 27 2006

BRANCH OF REGISTRATIONS AND

03   EXAMINATIONS

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gordon D. Smith _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Highland Financial, LTD _____, as of September 30 _____, 20 06 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

NOTARIAL SEAL
VICKIE L. LANGHAM, Notary Public
Johnstown, Cambria County, PA
My Commission Expires Aug. 30, 2008

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing. see section 240.17a-5(e)(3).

HIGHLAND FINANCIAL, LTD.

TABLE OF CONTENTS

PAGE



WESSEL & COMPANY
A PROFESSIONAL CORPORATION

Certified Public Accountants
Established 1958

INDEPENDENT AUDITOR'S REPORT

October 27, 2006

To the Shareholders
Highland Financial, Ltd.
Johnstown, Pennsylvania

We have audited the accompanying statements of financial condition of Highland Financial, Ltd. (the Company), as of September 30, 2006 and 2005, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Financial, Ltd. at September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Wessel & Company
Certified Public Accountants

Member
The Pennsylvania Institute of
Certified Public Accountants

215 MAIN STREET • JOHNSTOWN, PA 15901 • 814-536-7864 • FAX: 814-535-4332

Member
The Pennsylvania Institute of
Certified Public Accountants

HIGHLAND FINANCIAL, LTD.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2006 AND 2005

	2006	2005
ASSETS		
Current Assets		
Cash & cash equivalents (Note 2)	$ 61,229	$ 70,040
Accounts receivable (Note 1)	13,300	6,201
Accrued interest receivable	558	558
Supplies inventory	1,060	1,060
Deferred tax asset (Note 6)	-	120
Total Current Assets	76,147	77,979
Note receivable - shareholder (Note 3)	9,396	9,396
Total Assets	$ 85,543	$ 87,375
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 2,519	$ 2,511
Accrued sales commission	-	2,812
Deferred income tax liability (Note 6)	600	-
Total Current Liabilities	3,119	5,323
Shareholders' Equity		
Common stock - $1.00 par value, 100,000 shares authorized, 50,000 shares issued and outstanding	50,000	50,000
Additional paid-in capital	50,000	50,000
Retained (deficit)	(17,576)	(17,948)
Total Shareholders' Equity	82,424	82,052
Total Liabilities and Shareholders' Equity	$ 85,543	$ 87,375

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
Revenues		
Consulting fees	$ 77,228	$ 34,572
Commissions	322,967	308,344
Interest income	770	651
Total Revenues	400,965	343,567
Expenses		
Contract labor	223,379	165,207
Commissions	4,349	9,148
Occupancy	21,200	12,950
Communications	7,717	7,242
Regulatory fees	4,400	3,780
Operating expenses	138,828	136,695
Total Expenses	399,873	335,022
Income Before Provision for Income Taxes	1,092	8,545
Provision for Income Taxes (Note 6)		
Deferred provision	720	3,075
Total Provision for Income Taxes	720	3,075
Net Income	$ 372	$ 5,470

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

4

HIGHLAND FINANCIAL, LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balance - Beginning of Year	$ 50,000	$ 50,000	$ (17,948)	$ 82,052
Net Income	-	-	372	372
Balance - End of Year	$ 50,000	$ 50,000	$ (17,576)	$ 82,424

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balance - Beginning of Year	$ 50,000	$ 50,000	$ (23,418)	$ 76,582
Net Income	-	-	5,470	5,470
Balance - End of Year	$ 50,000	$ 50,000	$ (17,948)	$ 82,052

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
Cash Flows from Operating Activities:		
Net income	$ 372	$ 5,470
Adjustments to reconcile net income to cash		
(used in)/provided by operating activities:		
Depreciation	-	-
Change in assets and liabilities:		
Deferred taxes	720	3,075
Accounts receivable	(7,099)	(4,501)
Accrued interest receivable	-	(558)
Accounts payable	8	(1,624)
Accrued sales commission	(2,812)	2,373
Total adjustments	(9,183)	(1,235)
Net Cash (Used In)/Provided By Operating Activities	(8,811)	4,235
Net (Decrease)/Increase in Cash and Cash Equivalents	(8,811)	4,235
Cash and Cash Equivalents - Beginning of Year	70,040	65,805
Cash and Cash Equivalents - End of Year	$ 61,229	$ 70,040

Supplemental Disclosures of Cash Flow Information:

<u>Accounting Policies Note</u>

The Company considers all highly liquid investments with a maturity of three (3) months or less when purchased to be "cash equivalents".

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Highland Financial, Ltd. (the Company) was incorporated in the Commonwealth of Pennsylvania and is a closely held corporation. The Company is registered with the Pennsylvania Securities and Exchange Commission as a broker-dealer and is registered to do business as a broker-dealer in Pennsylvania, Florida, Michigan and New Jersey. In addition, the Company is registered as an insurance broker in Pennsylvania.

Revenue Recognition

The Company earns consulting fees from providing investment advisory and other consulting services to investors. Commissions are earned on sales of mutual funds to investors. Revenues are recognized on the accrual basis of accounting.

Accounts Receivable

Accounts receivable represent commissions and consulting fees earned. No allowance has been provided based on historical collection results and management's judgment of collectibility.

Equipment and Furniture

Equipment and furniture assets are recorded at cost and depreciated over their estimated useful lives of seven (7) years on a straight-line basis for financial statement purposes.

Income Taxes

The Company has adopted Statement of Financial Accounting Standards No.109 "Accounting for Income Taxes" (SFAS 109). Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal items resulting in the

differences are reporting on a cash basis of accounting for tax purposes, contribution carryover and net operating losses. The net difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. Deferred tax assets and/or liabilities are classified as current and non-current based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability.

Inventory

Supplies inventory is stated at cost which approximates market.

Use of Estimates

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and Cash Equivalents consist of the following:

	2006	2005
Cash in Bank	$ 55,422	$ 64,445
Money Market Funds	5,807	5,595
	$ 61,229	$ 70,040

Money market funds have a check writing feature which allows immediate withdrawal of funds at any time. The funds generate income at a variable rate based upon market conditions with a current yield of approximately 4.35% and 2.70% at September 30, 2006 and 2005, respectively.

NOTE 3 - NOTE RECEIVABLE - SHAREHOLDER

The Company has an unsecured note receivable from a shareholder which had an outstanding balance amounting to $9,396 at September 30, 2006 and 2005. The note bears interest at a rate of six percent (6%).

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of the Securities and Exchange Commission's Reserve and Custody of Securities Rule 15c3-3 under paragraph (K)(2)(A) because it promptly deposits customer funds into a trust account for the exclusive benefit of the customer.

NOTE 5 - PROFIT-SHARING PLAN

The Company has a defined contribution profit-sharing plan covering all eligible employees based on age and hours of service. Contributions under the plan are discretionary and are determined annually by the Company. The pension expense for the years ended September 30, 2006 and 2005 is $25,000 and $25,650, respectively.

NOTE 6 - INCOME TAXES

The current and deferred income tax provision/(benefit) consists of the following:

	2006	2005
Current Provision		
State	$ ---	$ ---
Federal	---	---
	---	---
Deferred (Benefit)/Provision		
State	520	1,275
Federal	200	1,800
	720	3,075
Total (Benefit)/Provision	$ 720	$ 3,075

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability are summarized as follows:

	2006	2005
Tax Assets/(Liabilities)		
Federal net operating loss carryforward	$ 1,700	$ 500
State net operating loss carryforward	600	120
Contribution carryover	2,100	3,900
Cash basis reporting for tax purposes	(2,900)	(500)
	1,500	4,020
Less: Valuation allowances		
Contribution carryover	(2,100)	(3,900)
Net Deferred Tax Asset/(Liability)	($ 600)	$ 120

The company has a federal loss carryforward amounting to approximately $11,180, which expires in the year 2026.

The company has a state loss carryforward amounting to approximately $6,167, which expires in the year 2026.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company leases a vehicle from a shareholder on a month to month basis. The lease expense for the years ended September 30, 2006 and 2005 amounted to $3,896 and $6,206, respectively.

The Company and Highland Financial Advisors (a Corporation), are considered related parties as a result of common ownership. Both organizations share the same office space and personnel whose costs are allocated to each organization based upon management's estimate of usage as provided in a written agreement.

The following is a summary of the shared expenses:

	2006	2005
Office lease expense	$ 21,200	$ 12,950
Contract labor	223,379	165,207
Furniture and equipment lease expense	15,240	16,853

11

NOTE 8 - MINIMUM CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of not less than $25,000 for the years ended September 30, 2006 and 2005. The Company's net capital as defined by SEC Rule 15c3-1 was $33,594 and $39,605 in excess of the minimum net capital required for the years ended September 30, 2006 and 2005, respectively.

HIGHLAND FINANCIAL, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED SEPTEMBER 30, 2006

1. Total ownership equity $ 82,424

2. Deduct ownership equity not allowable for net capital -

3. Total ownership equity qualified for net capital 82,424

4. Add:
   a) Liabilities subordinated to claims of general creditors allowable
      in computation of net capital -

   b) Other (deductions) or allowable credits - deferred income tax
      liability and prepaid taxes 600

5. Total capital and allowable subordinated liabilities 83,024

6. Deductions and/or charges:
   a) Total non-allowable assets (24,314)

   b) Secured demand note deficiency -

   c) Commodity futures contracts and spot
      commodities - proprietary capital charges -

   d) Other deductions and/or charges - (24,314)

7. Other additions and/or allowable credits -

8. Net capital before haircuts on security positions 58,710

9. Haircuts on securities (computed where applicable, pursuant
   to 15c3-1 (f)):
   a) Contractual securities commitments -

   b) Subordinated securities borrowing -

   c) Trading and investment securities -

   d) Undue concentration -

   e) Other securities 116

HIGHLAND FINANCIAL, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED SEPTEMBER 30, 2006

10. Net capital	58,594
11. Minimum net capital required (6-2/3% of total aggregate indebtedness)	208
12. Minimum dollar net capital requirement of reporting broker or dealer	25,000
13. Net capital requirement (greater of line 11 or 12)	25,000
14. Excess net capital	$ 33,594

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Highland Financial, Ltd. and included in the Company's unaudited Part II FOCUS Report filing as of the same date consisted of the following:

Excess per the Company's Part II (unaudited) FOCUS report	$ 33,594
Allowable expenses - The effect of audit adjustments for profit sharing expense and current federal and state income tax liability.	-
Excess per this computation	$ 33,594

The Company has not included supplementary schedules under Rule 15c3-3(d) and (e) regarding possession and control requirements and computation of reserve requirements, as such amounts would be zero.



WESSEL & COMPANY
A PROFESSIONAL CORPORATION

Certified Public Accountants
Established 1958

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

October 27, 2006

To the Shareholders of
Highland Financial, Ltd.
Johnstown, Pennsylvania

In planning and performing our audit on the financial statements and supplemental schedule of Highland Financial, Ltd. (the Company) for the year ended September 30, 2006, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph

Member
The Pennsylvania Institute of
Certified Public Accountants
215 MAIN STREET • JOHNSTOWN, PA 15901 • 814-536-7864 • FAX: 814-535-4332
Member
The Pennsylvania Institute of
Certified Public Accountants

and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the shareholders, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Wessel & Company

Wessel & Company
Certified Public Accountants